SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JUNE 17, 2004 AND JULY 20, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ☑        Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes    ☐        No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
SIGNATURE
PRESS RELEASE DATED JULY 12, 2004
ANNOUNCEMENT DATED JULY 12, 2004
PRESS RELEASE DATED JULY 15, 2004
PRESS RELEASE DATED JULY 20, 2004

EXHIBITS

Exhibit	Description
1.1	Press Release dated July 12, 2004 chinadotcom Announces Senior Executive Appointment at Pivotal, its CRM Software Division

1.2	Announcement dated July 12, 2004 Deferal of Automatic Conversion of the Senior Secured Convertible Loan

1.3	Press Release dated July 15, 2004 hongkong.com Announces Senior Executives Appointments

1.4	Press Release dated July 20, 2004 Ross Systems and CDC Software Announce SEC Approval and Merger Timeline

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004

CHINADOTCOM CORPORATION
By:	/s/ Steven Chan
Steven Chan
General Counsel

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated July 12, 2004 chinadotcom Announces Senior Executive Appointment at Pivotal, its CRM Software Division

1.2	Announcement dated July 12, 2004 Deferal of Automatic Conversion of the Senior Secured Convertible Loan

1.3	Press Release dated July 15, 2004 hongkong.com Announces Senior Executives Appointments

1.4	Press Release dated July 20, 2004 Ross Systems and CDC Software Announce SEC Approval and Merger Timeline